Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

December 20, 2006

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, DC  20549

Attn:

Mr. Mark P. Shuman

Re:

Tootie Pie Company, Inc.

Registration Statement on the Form SB-2, as amended

File No. 333-135702

Dear Mr. Shuman:

I am securities counsel for Tootie Pie Company, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1933, as amended, Form SB-2, as amended, File No. 333-135702, together with certain exhibits thereto (the “Registration Statement”).

The Registration Statement on Form SB-2 contains revisions that have been made in response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated December 19, 2006.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form SB-2/A

Part II

Exhibit 5.1

Comment 1.

We note your statement that the Company is “registering the issuance under the Securities Act of 1933, as amended, up to 11,901,800 shares of its common stock…which may be issued from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act.” However, the registration statement relates to the resale of shares correctly owned or issuable pursuant to outstanding warrants by the selling shareholders named in that document, not the issuance of those shares by the Company. Please revise.

Response 1.

The Company has complied with the Staff’s comment.

Trombly Business Law

1320 Centre Street, Suite 202

Newton, MA 02459

Telephone (617) 243-0060

Facsimile (617) 663-6164

Comment 2.

We note your opinion that “the Shares will be duly and validly issued, fully paid and non-assessable shares of the Common Stock.” Since 5,927,800 shares of common stock being sold in this resale registration statement have already been issued by Tootie Pie, you should revise your legal opinion to opine separately on outstanding shares and shares to be issued upon the exercise of warrants. Please revise your legal opinion also to opine that outstanding shares were duly and validly issued, fully paid and are non-assessable.

Response 2.

The Company has complied with the Staff’s comment.

Comment 3.

Please have counsel revise the statement that the opinion is limited “to the General Corporation Law of the State of Nevada” to clarify that governing law consulted in rendering the opinion includes the statutory provisions and also all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting these laws.

Response 3.

The Company has complied with the Staff’s comment.

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly

Counsel for Tootie Pie Company, Inc.

cc:

Tootie Pie Company, Inc.